Note 1 - Organization

Scura Paley Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. The Company also operates under the name AXIO Financial, which engages in the marketing of investments to other Broker-Dealers and SEC registered investment advisors. The Company operates out of three offices, located in New York City, Miami, and Toronto.

The Company is wholly owned by Scura Paley & Company LLC (the "Parent"), an investment banking firm located in New York City.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	5 years

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012. The years 2012 to 2014 remain subject to examination by taxing authorities.

The accompanying notes are an integral part of this financial statement.

Note 2 - Summary of Significant Accounting Policies (continuing)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $197,219, which exceeded its requirement by $147,219. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was .7579 to 1.

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii)of the Rule.

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2015 are summarized as follows:

Furniture and fixtures	$ 18,725
Leasehold improvements	16,545
	35,270
Less: Accumulated depreciation and amortization	28,526
	$ 6,744

The accompanying notes are an integral part of this financial statement.

Note 6 - <u>Commitments</u>

The Company is obligated under a lease agreement for office space expiring April 30, 2021. The future rent commitment under this arrangement is as follows:

<u>Years Ending December 31</u>:

2016	$	304,930
2017		334,445
2018		374,250
2019		383,606
2020		393,196
2021		66,069
	$	1,837,287

Note 7 – <u>Related Party Events</u>

During 2015 a legal issue arose for a certain related party, which shared common owners with the Company, causing the Company to stop doing business and dissolved any relationship with such related party. The legal issue involving the related party was turned over to the Ontario Security Commission. The relative issues in question occurred in Canada and didn't involve the Company.

During the year the Company paid to related parties $257,216 for various services performed.

One of the prime owners owes an interest in a startup wholesale insurance company, where the Company has paid for some of its expenses.

Note 8 - <u>Subsequent Events</u>

The Company has evaluated all events or transactions that occurred after December 31, 2015 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.

The accompanying notes are an integral part of this financial statement.